Filed by DNOW Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MRC Global Inc.

Commission File No.: 001-35479

Date: June 26, 2025

The following is a transcript of a presentation given by Brad Wise, Vice President of Digital Strategy and Investor Relations of DNOW, David Cherechinsky, President and Chief Executive Officer of DNOW, Mark Johnson, Senior Vice President and Chief Financial Officer of DNOW, and Rob Saltiel, President and Chief Executive Officer of MRC Global, on June 26, 2025.

DNOW and MRC Global to Combine in All-Stock Transaction June 26, 2025

Corporate Speakers:

•	Brad Wise; DNOW; Vice President of Digital Strategy and Investor Relations

•	David Cherechinsky; DNOW; President and Chief Executive Officer

•	Rob Saltiel; MRC Global; President and Chief Executive Officer

•	Mark Johnson; DNOW; Senior Vice President and Chief Financial Officer

Participants:

•	Jeffrey Robertson; Water Tower Research; Analyst

•	Adam Farley; Stifel; Analyst

•	Chris Dankert; Loop Capital Markets; Analyst

PRESENTATION

Operator: Hello and welcome to today’s conference call, DNOW and MRC Global to Combine in all Stock Transaction, Creating a Premier Energy and Industrial Solutions Provider. (Operator Instructions). Please note that this event is being recorded. (Operator Instructions). I will now hand the conference over to Mr. Brad Wise, Vice President of Digital Strategy and Investor Relations for DNOW. Please go ahead, sir.

Brad Wise: Thank you, David. Well, good afternoon. And thank you for joining us. Before we get started, I would like to first remind everyone that this presentation contains forward looking statements as defined under the securities laws, which include, but are not limited to, statements regarding the proposed transaction between DNOW and MRC Global, the anticipated benefits, and the anticipated closing date for the proposed transaction.

Forward looking statements are based on current information and management’s expectations as of this date, are not guarantees for future performance, and involve certain risks, uncertainties, and other factors beyond DNOW or MRC Global’s control. As such, actual outcomes could differ materially.

I encourage you to read the press release issued today, the accompanying presentation, and DNOW and MRC Global’s filings with the Securities and Exchange Commission for a discussion of the risks that can affect the proposed transaction, the businesses of DNOW and MRC Global and the business of the combined company after the closing of the proposed transaction.

You should not place undo reliance on forward looking statements and neither DNOW nor MRC Global undertake any obligation to publicly update these forward-looking statements. We will also make reference to certain non-GAAP financial measures, such as adjusted EBITDA and EBITDA margin, as well as other — as well as certain forward-looking projections that are not reconcilable with GAAP measures due to their inherent uncertainty.

You will find these definitions of these non-GAAP financial measures in the accompanying presentation. On the call with me today are David Cherechinsky, DNOW’s President and Chief Executive Officer; Rob Saltiel, MRC Global’s President and Chief Executive Officer; Mark Johnson, DNOW’s Senior Vice President and Chief Financial Officer; and Kelly Youngblood, MRC Global’s Executive Vice President and Chief Financial Officer.

We have a packed agenda for today’s call. Dave and Rob are going to kick things off with an overview of the transaction before taking you through a deep dive of this combination of the significant opportunities we expect to unlock with MRC Global. We’ll then turn the call to over to Mark for review of the compelling financial benefits. After that, Dave will wrap things up before we open the floor to Q&A. With that, I call your attention to slide five, and I’ll turn the call over to Dave.

David Cherechinsky: Thank you, Brad. And thanks to everyone for joining. This is an exciting day as we announced the transformational combination of DNOW and MRC Global. I would like to start by acknowledging and extending my deepest gratitude to both the employees of DNOW and MRC Global. Their collective skills, aptitude energy, and most importantly, their attitude have been fundamental and successfully positioning both companies to execute on this next chapter together.

Through this merger, we will create a premier energy and industrial solutions provider to drive long term sustainable growth and enhance value for shareholders. When we think about what we’re looking for in a strategic partner, it’s hard to think of a better fit than MRC Global.

MRC Global is a customer-centric business with global reach, focused on delivering products and services that solve a wide array of complex, operational, and product sourcing challenges.

This call will cover how this combination accelerates our current strategy, increases our value proposition to our customers, and enhances resilience to perform through business cyclicality. The combination of DNOW and MRC Global will allow us to expand our collective offering of complementary products, services, and supply chain solutions, while also serving attractive and expanding global markets.

Together, we are establishing a stronger and more resilient organization to perform through business cycles and better meet the growing demand for energy and industrial solutions globally.

The combined company’s expanded range of products and solutions is anticipated to strengthen existing customer and supplier relationships and facilitate the creation of new ones across diversified industry verticals that offer attractive growth opportunities. With a balanced portfolio, diversified customer base, and a strong financial profile, we expect the combined company will have greater scale, deliver enhance capabilities across the value chain, and more resilience to drive long term profitability and cash flow generation.

This is truly a landmark moment for both businesses, and it’s a testament to the incredible work and success of DNOW and MRC Global team members. I’m now on slide six. This merger is structured as an all-stock transaction with an enterprise value of approximately $3 billion. MRC Global shareholders will receive 0.9489 shares of DNOW common stock for each share of MRC Global common stock.

At close, DNOW and MRC Global shareholders will respectively own approximately 56.5% and 43.5% of the combined company on a fully diluted basis. DNOW’s Board of Directors will expand from 8 to 10 directors to include two of MRC Global’s current independent board members. Dick Alario will serve as Chairman of the Board. I will serve as Chief Executive Officer and Mark Johnson will serve as Chief Financial Officer.

A lot of the value we expect to create here comes from expected annual run rate pre-tax synergies of $70 million, within three years following closing. We are confident we can achieve these in the next three years and create significant value along the way through public company costs, corporate and IT systems and operational and supply chain efficiencies.

The capital structure includes over $200 million in cash and a $500 million revolving credit facility. DNOW has secured additional commitments to expand our existing credit facility by $250 million at the close of the merger, further enhancing our liquidity and capital allocation flexibility.

With strong cash flow and synergy realization, the combined company expects to achieve rapid de-leveraging and have a net cash position by the end of the first year, post close. We currently anticipate to close the transaction in the fourth quarter of 2025 subject to obtaining DNOW and MRC Global stockholder approval and regulatory clearances, and satisfaction of other customary closing conditions.

Here on slide seven, you can see just how complementary our two companies are. Between the industries we serve, our geographic footprints, and our suite of products and services, this is the natural next step for DNOW and MRC Global. Over the past 160 years, DNOW has evolved into a global distributor, supplying the energy and industrial sectors with the products that enable their success.

The customer is at the center of everything we do. That’s why we built a network of approximately 165 service locations, which are geographically positioned to best serve the upstream, midstream and renewable energy and industrial sectors. As we’ve grown with our customers, so have our offerings.

Our global product offerings include pipe fittings, flanges, pumping solutions, and modular process production valves, and more. We also offer sourcing procurement warehouse and inventory management solutions as part of our supply chain and materials management offering.

We know that there are more opportunities out there to build on our solid customer relationships and combining with MRC Global is going to help us capture those. I’ll now turn the call over to Rob to speak to the strength of MRC Global.

Rob Saltiel: Thank you, Dave. I agree. This is a very exciting moment for both the MRC Global and DNOW teams. Today’s announcement is a direct result of the contributions and dedication of our team members around the world.

I am tremendously grateful for their continued efforts to drive our success. At its heart, MRC Global is a supply chain solutions company. Our talented people connect the world’s best pipe valves and fittings manufacturers with the world’s best energy and industrial companies.

We built strong, long-term relationships, and we delight our customers through operational excellence and a culture of outstanding service. We have approximately 200 locations serving the US, Europe, Asia, Australia, and the Middle East. One of the elements that makes this combination so compelling is our expanded geographic footprint and diversified product and service offerings.

More importantly, we share a vision with DNOW of becoming the premier choice for energy, gas/utility, and industrial customers seeking exceptional service and solutions for their largest and most complex infrastructure needs.

MRC Global has undergone a significant transformation over the past few years, strengthening our balance sheet, improving our profitability in working capital efficiency, and generating cash across the business cycle. The time is right to combine these two great companies and deliver significant incremental value to our customers and our shareholders.

David Cherechinsky: Thank you, Rob. As you’ll see on slide eight, the combined company will be starting from a position of financial strength with combined revenues of approximately $5.3 billion trailing 12 months 1Q 2025 with an enhanced growth rate and an attractive margin profile.

We also expect the transaction to be meaningfully accretive to the combined company’s adjusted EPS in the first year of following close. All of this along with strong cash flow generation and a robust balance sheet will provide us with considerable flexibility. Turning to slides 9 and 10, we will have meaningful scale and geographic breadth as a combined company.

With a significant geographic footprint and expanded distribution across the US, Canada, and attractive international markets, we expect to serve our customers globally across more than 350 service and distribution locations.

Our combined operating locations are geographically positioned to best serve the upstream, midstream, gas utility, downstream, and renewable energy and industrial sectors. Together, we will deploy a comprehensive suite of technology, systems, order and fulfillment processes, and sourcing and procurement channels.

With the ability to deliver a comprehensive suite of solutions, we’re able to attract new customers, strengthen existing customer relationships, unlock cross-selling opportunities, establish new strategic supplier partnerships and enhance existing ones.

Our expanding global footprint further strengthens DNOW and MRC Global’s role as a trusted partner. With enhanced breadth, scale, and availability of our solutions and offerings, our value proposition to our customers only gets stronger.

We will be positioned to serve customers where they operate, deploying products and solutions that are customized to meet varied and changing local demands. Turning to slide 11, you can see how this merger significantly advances our offerings to deliver enhanced capabilities across the value chain and serve a much broader set of industries and energy and industrial sectors.

Together we have a balanced portfolio supported by significant diversification, creating a more resilient business that is poised for growth. Our complementary portfolio offers customers broader, more complete, and highly differentiated solutions. The combined company will offer distinctive and complementary products and services to the energy and industrial sectors, across upstream, midstream, downstream, gas/utility, and industrial customers.

We’ll also be able to further accelerate growth by bringing our respected products and services into sectors and geographies where the other has a stronger presence. For example, we see MRC’s global expertise, geographic coverage, and customer relationships in gas utilities and downstream energy sectors as an opportunity to expand DNOW’s process solutions suite of products into those sectors and locations.

Conversely, we see the opportunity to pull MRC Global’s, industrial PBF products through to water management and R&G applications where our process solutions business currently has a strong presence.

As another example, we see DNOW’s midstream solutions and relationships coupling well with MRC Global’s valve modification and actuation capabilities. The combination of DNOW and MRC Global unlocks cross-selling opportunities into strategic, precious, and heavy metals mining markets.

DNOW’s expertise in pumps, mechanical seals, processing equipment and water management solutions combined with MRCs strategic locations and experience in steel and PVC pipe valves and fittings positions, the combined company to better serve the multifaceted sourcing and logistical needs of these complex customer operations.

Our strategic diversification across the globe, along with additional cash flow levers will not only provide us with new revenue streams, but will increase revenue stability and reduce sector specific risk. In fact, we anticipate the combined portfolio will provide more predictable earnings. With that, I’d like to turn it back over to Rob to dive further into some of the compelling opportunities we expect as a result of our combined strategic end markets.

Rob Saltiel: Thank you, Dave. Turning to slide 12, as Dave touched on, combined, we’ve increased exposure to multiple attractive and strategic energy and industrial sectors that provide diverse growth opportunities and increased resiliency to help manage business cyclicality in the energy sectors.

Each company brings a different level of experience and diversified product offerings, which will de-risk our combined business. Our individual strengths become even more compelling and this merger sets us up to utilize the complementary nature of each of our businesses to expand our presence and further penetrate growing sectors. Critical to our success will be the combination of MRC Global’s leading sector expertise in gas utilities, and downstream sectors with DNOW’s industry specific strengths and highly complementary products and expertise in upstream and midstream.

The result is an expanded scope of solutions that will allow us to pursue attractive growth opportunities around the world. Core to all this, we’ll be serving a broader mix of customers in the construction and maintenance of the central energy process, production, and transmission infrastructure.

Additionally, the merger will allow for new opportunities in alternative energy, artificial intelligence infrastructure, power generation, electrification, mining, and other industrial markets. I’ll now pass it back to Dave to discuss our highly complementary portfolio and the compelling value that our confined capabilities will unlock.

David Cherechinsky: Thanks, Rob. As you can see on slide 13, our complementary portfolios fit together extraordinarily well and truly enhance each other, positioning the pro pharma company as a high performing and strategic partner to our suppliers and customers.

Our expanded range of products and services is anticipated to strengthen relationships with customers, attract new customers, and establish new supplier relationships while enhancing existing ones. By leveraging combined expertise, we will be able to provide specialized solutions to customers within and outside the energy space, unlocking considerable cross-selling opportunities across a wide range of end markets.

The integration of DNOW and MRC Global’s portfolios will enable us to meet growing demand for energy and industrial solutions globally. While also, while also more effectively compete in a growing global market. Our combined portfolio will also strengthen our ability to provide specific solutions tailored to the energy gas, utility, and industrial customers seeking exceptional service and solutions for the largest and most complex industry needs.

Together, we believe we have an expanded scope of solutions that will bring a highly differentiated approach to the industry. I’ll now turn it over to Mark to highlight the compelling financial rationale on slide 14.

Mark Johnson: Thank you, Dave, and hello everyone. This is an exciting combination and a defining moment for our two companies as we seek to further create value for our shareholders. Given the complementary nature of our businesses, we expect to unlock significant cost savings as we integrate our companies.

As Dave noted earlier, we’ve identified $70 million of estimated annual run rate cost savings that we expect to realize within the first three years after closing. As you’ll see on slide 14, these cost savings come from the areas you would expect for a transaction of this nature, systems consolidation, distribution network optimization, and supply chain and operational efficiencies.

We believe all savings areas we have identified are achievable. As Dave also previously noted. We expect the combination to be meaningfully accretive to the combined companies adjusted EPS in the first year, following close.

Both DNOW and MRC Global have disciplined cost structures and strong track records of driving efficiencies. Collectively, we have a great deal of experience delivering value creation through acquisitions.

As we work through our integration planning process, we will continue to look for additional value creating opportunities based on our early assessments of the two organizations and leaning on the key learnings, we see significant opportunities to deliver long-term value across the combined company.

As shown on slide 15, the combined company expects to benefit from a strong balance sheet cash flow generation and credit profile, which will further help reduce earnings volatility and enhance resilience to perform through business cyclicality in the energy sectors.

Post-closing we expect net leverage to be under 0.5 times with strong cash flow and synergy realization. We expect to achieve rapid de-leveraging and have a net cash position by the end of the first year, post-closing. Continuing our disciplined approach to capital allocation remains a core priority.

We remain committed to maintaining a streamlined capital structure, balancing accretive, organic and inorganic growth with opportunistic share repurchases, all while sustaining a strong and flexible balance sheet to drive long term shareholder value.

Importantly, post close, we expect to continue our previously announced $160 million share repurchase program. We’re confident that our substantial cash flow generation and robust balance sheet will provide us with ample flexibility to delever while also prioritizing organic investments in growth, in productivity enhancing technologies, and investments that yield efficiencies and create value for customers.

Concluding the commentary on the financial strength of the combined company, in addition to over $200 million of cash and a $500 million revolving credit facility DNOW has secured additional commitments to expand our existing credit facility by $250 million at close, further enhancing our liquidity and capital allocation flexibility. With that, we turn to slide 15 and I’ll pass it back to Dave to close the call.

David Cherechinsky: Before we wrap up, I’d like to spend some time on what is perhaps the most important slide in the presentation. Our organizations share a common set of values and are grounded in a commitment to innovation, operational excellence, and to delight the customer.

We have deep respect for one another, and we aim to build upon our proud cultures centered around our employees and customers. Our success is defined by the success of our customers and our customer first mindset will help propel us forward.

This combination brings together capabilities and solutions that will allow us to better support our existing customers and advance our abilities to serve new customers. As a combined company, we will be equipped to help our customers conquer the biggest challenges facing the energy and industrial sectors.

Together, we build on these shared values and will remain grounded in the commitments that have been the foundation to both companies success. To conclude on slide 17, this is a truly transformational combination, and today is a significant milestone. Bringing DNOW and MRC Global together charts a new path as the premier solutions provider for energy, gas utility, and industrial customers poised to create tremendous value for employees, customers, suppliers, and shareholders.

We have made significant progress transforming our operations and delivering consistent strong performance over the past several years. As you heard throughout today’s presentation, we are building on that success and DNOW will be a stronger business with substantially more opportunities to accelerate growth.

Bringing together our complementary portfolio of high-quality products, services, and supply chain solutions offers customers broader, more complete, and highly differentiated solutions at scale.

With increased access to the diverse growth opportunities and cash flow levers, the combined company is anticipated to have more compelling growth opportunities that will help reduce earnings volatility and enhance resilience. The bedrock to all of this is our substantial cash flow generation and robust balance sheet that provides a strong foundation to support investing in growth and driving long-term shareholder value.

I want to thank the employees at both DNOW and MRC Global for their hard work and dedication to serving customers. This announcement is a testament to your success. We believe this combination creates something truly differentiated that will benefit our people, our customers, and the industries we serve.

I hope you share my excitement. The best is yet to come and we can’t wait to embark on this next chapter with MRC Global. And now, let’s open the call for questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions). Our first question comes from the line of Jeff Robertson with Water Tower Research. Please go ahead. Your line is open.

Jeffrey Robertson: Thank you good afternoon. Dave, I apologize if, if you covered this in your prepared remarks. I missed the first few minutes of the call. But I’m curious, is there much customer overlap between DNOW and MRC that you can gain a greater share of certain customers’ wallets due to the transaction?

David Cherechinsky: Well, I think what we tried to emphasize on our opening remarks, Jeff, was that the opportunity is for cross selling and for really leveraging the strengths of both companies. If you look at MRC Global, really strong position in gas utilities, in downstream, in the international arena and then a different coverage set throughout the United States.

So it’s a real strength outside of where we operate and the same for DNOW. Our strengths, we’ve — over the last 10 years, I guess, we’ve built from scratch our process solutions business, which is a series of pumping companies, which we’ll continue to invest in which is another customer opportunity to bring other products in from the MRC side of the business.

So there are opportunities for us internationally; MRC is a larger company than us internationally. They have a very strong valve presence. We’re not strong in valves internationally, so we see opportunities there. But it’s in the areas where the highly complementary nature of the business is where we’re going to grow with existing customers and with new customers like we talked about.

Jeffrey Robertson: A question on pro forma margin. On slide eight, you show pro forma margins, adjusted EBITDA margin of 8% based on the $70 million of cost synergies. As you put these two companies together, do you see further opportunities for costs or efficiency reductions that could add to that number over time?

David Cherechinsky: Well, that’s a projection once we complete the cost synergies. To me, the real benefit, the real power that comes from this combination is how we can leverage each other’s strengths and grow the business. So, we’ve set a target for three years at 8% EBITDA with really strong fall through in EBITDA performance and flow throughs, cash generation from both sides, which of course will be a combined entity generating plenty of cash to grow organically inorganically and fulfill our share repurchase program that we’ve announced. So the real power in this — in this combination is in growth, and that’s that’s going to be the where most of our emphasis is going to be.

Jeffrey Robertson: Thank you, Dave.

David Cherechinsky: Thanks, Jeff.

Operator: We’ll take our next question from Nathan Jones with Stifel. Please go ahead. Your line is open.

Adam Farley: Hey, this is, this is Adam Farley on for Nathan. Hey, good afternoon. I wanted to follow up on that cross -elling commentary and expectations around revenue synergies. Do you have any targets for revenue synergies, any way to — maybe around growth rates or dollar amounts?

David Cherechinsky: Well, we haven’t built any revenue synergies in the model yet. We have some strong growth projections in our business, given how we think things will shape out as we combine, but not any of discrete additional revenues from the combination.

We’re going to go through a process where our first priority is to retain our top talent. For us to retain our revenue positions as they stand, we need our best people to deliver the future. Secondarily, we need to grow the business and that’s going to come through cross selling. That will take some time; that will be managed as we drive efficiencies into the business. But we just signed the merger agreement.

We haven’t estimated what the cross-selling opportunities are, but I think — as we’ve discussed this over the last few months, that’s been the prime emphasis is how do we grow the business? How do we leverage the highly complementary strengths? And if you look at it, you could see the opportunity for cross selling. That’s our main target, and we just don’t have an estimate for that yet.

Adam Farley: Okay. Fair enough. Maybe on the flip side of that, is there any perceived issue around regulatory approval given high market share in some of the industries. Is there any type of risk around regulatory approval or maybe potential pushback from customers objecting to the combination?

David Cherechinsky: Well, I don’t think we would have gone down this path if we expected regulatory issues. The transaction here will deliver a greater choice for our customers and offer a wider set of products and solutions. If you look at what’s happening in the industry, especially amongst some of our bigger customers, we’re seeing a lot of consolidation there.

With that consolidation, those customers require a higher level of sophistication with technology investments by distribution companies like MRC Global and DNOW, and the requirements to service those companies well is going to come from a combination like this. So we see greater customer choice coming from this combination and we expect for it to be well received by our customers and suppliers.

Adam Farley: All right. That’s good to hear, On the cost synergy side, what are the expected costs to achieve to achieve these savings?

David Cherechinsky: Well, we haven’t — we haven’t estimated what the cost to achieve those synergies are yet. We’ve made estimates based on our assessment of corporate costs and costs that exist in both businesses, made some judgments about how much we could save. We haven’t yet, but will, before we close, talk about what the integration costs might be. But we haven’t figured that out completely, Adam.

Adam Farley: Okay. Just — and then one more on cost synergies. So 50% is going to be driven from corporate and IT systems. I know MRC was in the middle of an ERP install. Maybe just what’s the strategy around consolidating those systems and what happens to the ERP system at MRC, just maybe general thoughts on integration?

David Cherechinsky: Well, what kinds of integration, or what kind of systems requirements we’ll have going forward, we’ve yet to assess that. MRC is going through a process, and they’ll talk more about that on their next call. But we see the duplication of systems as being the immediate first opportunity.

We have duplicate systems that we each need to run our sophisticated supply chains. So there are opportunities there, but what kind of system we’re on, if you look at DNOW in particular, we’re on several systems and we’re quite efficient. So we we’ll have to figure that out as we go through the integration planning process.

Adam Farley: Okay. I’ll, uh, I’ll leave it there. Thank you for taking my questions.

David Cherechinsky: Thanks, Adam.

Operator: We’ll take our next question from Chris Dankert with Loop Capital Markets. Please go ahead. Your line is open.

Chris Dankert: Hey, first off, congratulations guys, really, definitely an exciting deal here. I guess maybe just to jump in and I know early days, but can we talk a little bit about capital deployment priorities kind of post deal? Obviously the combined entity’s going to have very robust cash flow. Is it fair to assume buyback execution’s going to be kind of a major priority post combination here?

David Cherechinsky: Well, like I said in my opening comments, that will certainly be part of our capital allocation strategy. Our priorities historically have been organic investment. There are parts of our business that are growing. We expect revenue gains, wallet share improvements through cross selling as we grow.

So we’re going to invest in inventory, receivables to finance customer purchases, CapEx to grow our business from a technology perspective from a rental fleet perspective, et cetera. So, organic growth is our priority number one. Inorganic growth, M&A is DNOW DNA. So we expect to do that going forward. And then, we expect substantial cash flow generation and we will maintain a share repurchase program.

Now in the short term, and I think it’ll be a short term, we’re going to pay down debt, and that’s going to be the fourth element to our strategy of how we deploy cash. But we’ll continue to operate in all three of those levers, organic growth, inorganic, and share repurchases.

Chris Dankert: Makes sense. And I guess just the follow up for me, fully appreciating that the end markets and customers do have some differentiation here, but there was nothing cited about branch network consolidation. Is that something that you may evaluate as the integration kind of continues here? Or how are you thinking about branch networks and overlap here?

David Cherechinsky: Yeah, this is a great question, Chris, because our immediate priority is really to establish how we connect our sales teams to grow the business, top talent retention, growing revenues, implementing cross selling strategies to grow the business that’s priority one.

Now we will find degrees of efficiencies throughout the network, and we will work to make our network more efficient as we find relative strengths of the locations throughout the network. But each side has been — we start from a position of really lean run companies. There will be some consolidation savings in the branch network, but that’s not — our priority is really on growth and to maximize earnings through cross selling and then adjust the efficiencies in the business as we realize that growth.

Chris Dankert: Understood. Thanks so much for the color there, guys.

David Cherechinsky: Thank you, Chris.

Operator: (Operator Instructions). We can pause for a moment to allow any further questions to cue, and there are no further questions on the line. I’ll turn the program to our presenters for any additional remarks.

David Cherechinsky: Okay. Thank you, David. On behalf of the management teams of DNOW and MRC Global, I would like to thank you for joining us today for this thrilling news.

This is a very exciting combination, and I think you can sense and see our excitement around the tremendous opportunities as a result of putting these companies together. Thank you again, and have a great evening.

Operator: This concludes today’s conference call and webcast. Thank you all for joining. And you may now disconnect.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between DNOW and MRC Global, future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of DNOW’s or MRC Global’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, DNOW or MRC Global expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond DNOW’s or MRC Global’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC Global’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that DNOW or MRC Global will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of DNOW’s or MRC Global’s common stock; risks that the proposed transaction disrupts current plans and operations of DNOW or MRC Global and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and DNOW’s and MRC Global’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of DNOW’s or MRC Global’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; DNOW’s or MRC Global’s ability to collect payments when due; DNOW’s or MRC Global’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or DNOW’s or MRC Global’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to DNOW’s or MRC Global’s businesses;

disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting DNOW’s or MRC Global’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DNOW’s and MRC Global’s respective periodic reports and other filings with the SEC, including the risk factors contained in DNOW’s and MRC Global’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither DNOW nor MRC Global undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, DNOW intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of DNOW and MRC Global that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC Global may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that DNOW or MRC Global may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of DNOW and MRC Global. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about DNOW, MRC Global and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006. Copies of the documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ or by contacting MRC Global’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847.

Participants in the Solicitation

DNOW, MRC Global and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 4, 2025, (ii) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (iii) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of MRC Global, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC Global’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 17, 2025, (ii) MRC Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (iii) to the extent holdings of MRC Global securities by its directors or executive officers have changed since the amounts set forth in MRC Global’s proxy statement for its 2025 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by DNOW and MRC Global will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ and those filed by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/.

Use of Non-GAAP Financial Information and Other Terms

This communication contains certain financial measures that are not prepared in accordance with GAAP, including certain forward-looking projections that are not reconcilable with GAAP measures due to their inherent uncertainty. Due to the forward-looking nature of certain measures used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, the Company is unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant.